UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
EMULEX CORPORATION
(Name of Subject Company)
EMULEX CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Randall G. Wick
Senior Vice President, General Counsel
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (310) 552-8500	Michelle A. Hodges Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, California 92612 (949) 451-3800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 (as amended and supplemented from time to time, the “Statement”) by Emulex Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by Fiji Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Broadcom Corporation, a California corporation (“Broadcom”), to acquire all of the issued and outstanding common stock, par value $0.10 per share, of the Company, including the associated preferred stock purchase rights, in exchange for $9.25 net per share in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.
Item 4. The Solicitation or Recommendation.
     Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs after the last paragraph in the Section of the Statement entitled “Background of the Offer”:
     On May 15, 2009, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, reporting that the Board had unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares in the Offer.
     On May 15, 2009, the Company filed a preliminary Consent Revocation Statement on Schedule 14A opposing Broadcom’s consent solicitation and soliciting the revocation of any consents obtained by Broadcom pursuant to its consent solicitation.
     Also on May 15, 2009, the Company filed a lawsuit in the United States District Court for the Central District of California, Southern Division against Broadcom and Purchaser. The substance of the complaint is described under the heading “Litigation.”
     On May 29, 2009, a representative of the financial advisor of the Company agreed to a call at the request of a representative of the financial advisor of Broadcom. In such call, the Broadcom financial advisor inquired if the Company had any new information for Broadcom. The Broadcom advisor also informed the Company’s financial advisor that he did not have any information to provide the Company regarding Broadcom’s offer, other than that which Broadcom had already made public to that date. The Company determined, that consistent with the Board’s prior determination with respect to the Offer and the lack of any new information, further discussions with the Broadcom advisor regarding Broadcom’s grossly inadequate offer were not warranted.
     Also on May 29, 2009, the Company filed a lawsuit in the Superior Court of the State of California for the County of Orange against Broadcom. The substance of the complaint is described under the heading “Litigation.”
     On June 5, 2009, Mr. McCluney agreed to a call with Mr. McGregor, at his request. In the call, Mr. McGregor reiterated that Broadcom had no further information for the Company on its offer, other than that which it had already made public. Mr. McGregor further made clear that Broadcom would require receipt of non-public and highly competitive information regarding the Company and its business before it would even consider altering any terms of its offer. On June 8, 2009, Mr. McCluney sent an email to Mr. McGregor in response to their June 5, 2009 conversation. The text of the email is as follows:

Dear Scott:
I discussed with our Board members and advisors your phone call to me of June 5. In order to avoid any mischaracterization of what was discussed and Emulex’s response, as was the case in a recent interaction between our respective financial advisors, I am responding to you in writing.
As you confirmed during our conversation, while you have no new information to provide to Emulex other than what has already been made public, Broadcom desires to receive non-public information regarding Emulex, including highly competitive and sensitive information regarding our technology, details of customer plans, design wins and financial plans. We fail to see how it would be in the best interests of Emulex stockholders to share such information with Broadcom based on the facts you have made public to date, including an offer that has been unanimously deemed by the Emulex Board to be grossly inadequate.
Regards,
Jim
     Mr. McGregor sent a response email to Mr. McCluney on June 8, 2009. The text of that email is as follows:
Jim,
Thank you for the response. I would like to clarify your understanding of the discussion and Broadcom’s proposal. I had reached out to you in an effort to open a channel of communication and in order to see if we could progress discussions toward a negotiated transaction. I conveyed to you that while Broadcom must and will be financially disciplined and needs the overall terms to make sense when compared with our other alternatives, we are open to discussing all terms of a potential transaction. I said that if Emulex is willing to share its perspective and information that could prompt us to take a different view on transaction terms. If Emulex can justify a valuation that is not ascertainable from public information, we would consider it.
While we believe we will be successful in continuing to pursue a transaction directly with your shareholders, we recognize that jointly negotiating a transaction would not only be a more efficient use time and resources for both of us but also an effective way to ensure a smooth and seamless transition for Emulex’s customers, partners and employees. We think that your shareholders would agree and would prefer for you to negotiate a transaction with us rather than continuing to delay. I regret that our communication on Friday did not lead to a more fruitful conclusion.
Sincerely yours,
Scott
     On June 9, 2009, the Company announced that the Company’s 2009 annual meeting of stockholder will be held on November 19, 2009.
     Also on June 9, 2009, Broadcom filed a definitive consent solicitation statement in connection with its consent solicitation.
     Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the first bullet under the heading “The Offer is opportunistic, given that Broadcom was aware of significant new non-public design wins by the Company in converged networking, prior to making its proposal on April 21, 2009” in the Section of the Statement entitled “Reasons for the Board’s Recommendation”:
•	The Company’s Recent Convergence Contract Wins. In the past six months, the Company believes that it has proven its leadership potential in the converged networking market by achieving 12 new design wins in this rapidly growing market. By awarding the design wins to the Company, the Company’s customers are agreeing to purchase the Company’s design winning products for incorporation into the customer’s products to which the design win relates. Consistent with industry practice, the 12 new design wins awarded to the Company are expected to result in a new contract or an amendment to an existing supply contract pursuant to which the Company will supply the design winning Company products.
     These design wins include:
•	Five Tier-1 10GB/s Ethernet Network Interface Card placements

•	Three 10Gb/s iSCSI placements

•	Four 10Gb/s FCoE CNA placements
In several of the competitive bid opportunities mentioned above, the Company unseated the incumbent Ethernet product suppliers. The Company believes that Broadcom was aware of these unannounced design wins as several of them came at their expense. These design wins are expected to result, in the aggregate, in multi-million dollar opportunities, based on projections developed by the Company that were developed from the “bottom up,” taking into account (a) the units of each customer’s products expected to be sold, based on (i) the projected demand for server platform products (as reported in independent third party reports), (ii) each customer’s own estimates and (iii) the Company’s estimates of each customer’s market share based on that customer’s current market share, (b) the Company’s estimates of the percentage of each customer’s products for which the Company will supply its products (which depends on whether the customer sole sources the product or has multiple sources for the product), and (c) the projected revenue to be generated by products expected to be included in the Company’s customers’ products. The Company further believes its estimates are reliable, for a number of reasons, including the following: (1) these design wins have been awarded by large multinational original equipment manufacturers (“OEMs”), with tens of billions of dollars in revenue, and which are expected, based on projections of independent third party sources, to achieve significant market share in the new converged networking market; (2) the Company has existing design wins with these customers that are each currently generating, in the aggregate for each customer, more than $10 million per year; and (3) substantially all of the design wins awarded to the Company by these customers in the past have resulted in incorporation of the Company’s products into the customers’ products, with resulting revenues.
     Item 4 of the Statement is hereby further amended and supplemented by amending and restating in its entirety the fourth bullet point under the heading “The offer does not compensate the Company’s stockholders for a range of other initiatives being undertaken by the Company that will start to meaningfully impact earnings within the next year and beyond” in the same Section of the Statement referenced above.
•	International Strategy. During fiscal year 2009, the Company undertook several significant international initiatives to increase its global sales force, expand its R&D efforts in its India subsidiary and more efficiently support its international customers. Such initiatives included the creation of an Irish subsidiary during the latter part of the Company’s fiscal year 2008 to expand the Company’s international operations by providing local customer service and support to the Company’s customers outside the United States. In addition, the Company granted an intellectual property license and entered into a research and development cost sharing agreement with a newly formed subsidiary in the Isle of Man. The international subsidiaries of the Company ramped up operations in the Company’s fiscal year 2009. These subsidiaries, in addition to the Company’s other international subsidiaries, are allowed to recognize profits consistent with their risks and functions. The profits that the Company’s international subsidiaries recognize may be taxed in jurisdictions with tax rates lower than the United States, thus the Company believes that the above actions will have the further benefit of reducing the Company’s effective tax rate materially in fiscal year 2010 and beyond. Currently, the Company is forecasting approximately 50% of its profits in fiscal year 2010 will be in international jurisdictions with lower tax rates than the United States.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph after the last paragraph under the heading “Litigation Filed by the Company Against Broadcom” in the Section of the Statement entitled “Litigation”:
     On May 29, 2009, the Company filed a lawsuit in the Superior Court of the State of California for the County of Orange against Broadcom. The complaint asserts violations of Sections 1709 and 1710 of the California Civil Code, intentional interference with contractual relations, intentional interference with prospective economic advantage and unfair competition. The complaint seeks (1) an injunction precluding Broadcom from failing and refusing to disclose all material information as required by law; proceeding with the Offer unless and until all material information as required by law is disclosed and corrected; and making any communication with any person or entity known or believed by Broadcom to be an existing Company customer in violation of the torts of business interference in violation of law; (2) costs, expenses, and reasonable attorneys’ fees pursuant to statutory and common law; and (3) such other and further relief as the Court deems just and proper.
Forward-Looking Statements
     Certain statements contained in this Statement may constitute “forward-looking statements.” The Company may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, the Company’s representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.
     Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. In light of the uncertainty of the economy generally, and the technology and storage segments specifically, it is difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Recent disruptions in world credit and equity markets and the resulting economic uncertainty for the Company’s customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect the Company’s revenues and results of operations. Furthermore, Purchaser’s unsolicited Offer to acquire all of the Company’s outstanding Shares, the related consent solicitation of Broadcom and Purchaser and any related litigation has created additional uncertainty, which may have an adverse effect on the Company’s operations. As a result of this uncertainty, the Company is unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of the Company’s Original Equipment Manufacturer (OEM) customers to successfully incorporate the Company’s products into their systems; the Company’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of the Company’s or its OEM customers’ new or enhanced products; the variability in the level of the Company’s backlog and the variable and seasonal procurement patterns of the Company’s customers; impairment charges; the effects of terrorist activities, natural disasters and any resulting political or economic instability; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms; possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of the Company’s products; delays in product development; the Company’s reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; the Company’s ability to attract and retain key technical personnel; the Company’s ability to benefit from its research and development activities; the Company’s dependence on international sales and internationally produced products; the effect of acquisitions; the effect of changes in tax rates or legislation; or changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on the Company’s business. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed elsewhere in this Statement, in the Company’s other filings with the SEC or in materials incorporated therein by reference. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit
No.	Description

(a)(7)	Press Release Issued by the Company on June 4, 2009.

(a)(8)	Email to Company employees, dated June 4, 2009.

(a)(9)	Press Release Issued by the Company on June 9, 2009

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION
By:	/s/ Natalie Smith
	Name:	Natalie Smith
	Title:	Senior Vice President, Finance

	Dated:	June 10, 2009